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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65282

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25**   AND ENDING **12/31/25**

    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Northwest Investment Advisors Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9 South Washington, Suite 210

(No. and Street)

Spokane	**WA**	**99201**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Grubb	**509-252-4140**	**sgrubb@nwiainvest.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lungren & Company

(Name – if individual, state last, first, and middle name)

505 N. Mur-Len Road	**Olathe**	**KS**	**66062**
(Address)	(City)	(State)	(Zip Code)

1/5/2015	**6075**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Grubb _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northwest Investment Advisors Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHWEST INVESTMENT ADVISORS, INC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2025

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder,
of Northwest Investment Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northwest Investment Advisors, Inc.'s management. Our responsibility is to express an opinion on Northwest Investment Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northwest Investment Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Northwest Investment Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Northwest Investment Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Northwest Investment Advisors, Inc.'s auditor since 2025.

Olathe, Kansas
March 24, 2026

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

<u>ASSETS</u>

Cash	$	216,427
Commissions receivable		7,520
Deposit with clearing agent		15,298
Prepaid expenses		1,953
Central registration depository account		1,607
Property and equipment, net		0
Total assets	$	242,805

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

LIABILITIES:

Accounts payable and accrued expenses	$	10,415
Total liabilities		10,415

STOCKHOLDER'S EQUITY

Additional Paid in Capital	$	268,625
Common stock, no par value		15,583
Retained earnings		(51,818)
Total stockholder's equity		232,390
Total liabilities and stockholder's equity	$	242,805

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:

Commissions	$	524,862
Insurance agency revenue		52,037
Advisory fees		276,399
Other revenue		1,266
Total revenues		854,564

EXPENSES:

Advertising	14,070
Bank service charge	747
Clearing charge	16,459
Commission	531,079
Depreciation	199
Insurance	9,704
Interest Expense	3,036
Licenses, fees, dues and subscriptions	23,536
Office expense	6,688
Payroll	116,969
Professional fees	50,063
Rent	17,800
Repairs	657
Taxes	6,348
Travel and entertainment	1,112
Utilities & telecommunications	10,025
Total expenses	808,492

NET INCOME   **46,072**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	S	46,072
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in deposit with clearing agent		(70)
(Increase) in central registration depository account		(1,396)
Decrease in commissions receivable		18,356
(Increase) in prepaid expenses		(1,953)
Increase in accumulated depreciation		199
Decrease in right of use asset		19,238
(Decrease) in accounts payable and accrued expenses		(8,770)
Net cash provided from operating activities		71,676
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in right of use liability		(19,438)
Net cash used from financing activities		(19,438)
NET INCREASE IN CASH		52,238
CASH, at beginning of year		164,189
CASH, at end of year	S	216,427
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	S	3,036

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, December 31, 2024	33,333	$15,583	$268,625	$ (97,890)	$ 186,318
Net income				46,072	46,072
BALANCES, December 31, 2025	33,333	$15,583	$268,625	$ (51,818)	$ 232,390

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000 in Spokane, Washington. NWIA is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). NWIA accepts customer orders but elects to clear orders through another broker. NWIA is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of NWIA is presented to assist in understanding its financial statements. The financial statements and notes are representation of NWIA's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation
The financial statements of NWIA are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of NWIA to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, NWIA considers investments which are not subject to withdrawal restrictions and can be converted to cash within 3 months and are used in the operating activities of the company, specifically cash in demand accounts at financial institutions, to be cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions Receivable
Commissions receivable consist of commissions due from mutual funds and the Company's clearing broker and are recorded when purchase and sale orders are issued and are presented in the balance sheet. Under the guidance of ASU 2016-13, NWIA measures and recognizes an expected credit loss for financial assets, which includes receivables from mutual funds and the clearing broker. To determine the expected credit loss, NWIA considers whether such losses should be recognized for current receivables by reviewing the total outstanding amount, the age of the receivable and the past credit history with the clearing organization, including the historical collection and the clearing organization's current financial condition. Based on this analysis, NWIA has determined that no allowance for credit loss is necessary.

Fair Value of Financial Instruments
Cash and deposits with clearing agent are held in cash, for which cost and fair value are equivalent. NWIA recognizes other financial instruments (including commissions receivable, accounts payable and accrued expenses) at historical cost, which approximates fair value due to the short maturities of those instruments.

Commission Revenue and Related Clearing Expenses
Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred. During the year ended December 31, 2025, advertising costs totaled $14,070, respectively.

Compensated Absences
Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. Any paid time off not used by year end does not carry forward, and as such, there is no accrual at year end.

Depreciation
Property and equipment are depreciated using the double-declining balance method over their estimated useful lives. During the year ended December 31, 2025, depreciation expense totaled $199.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Federal Income Taxes

NWIA, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, NWIA does not pay federal corporate taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NWIA is subject to audit or examinations by various regulatory jurisdictions. As of the date the financial statements were issued, there were no audits or examinations in progress. With few exceptions, as of December 31, 2025, NWIA was no longer open to audit or examination for fiscal years ended prior to December 31, 2022.

Recently Adopted Accounting Standards

On January 1, 2024, NWIA fully implemented FASB ASU 2023-07, Segment Reporting (Topic 208), which introduces improvements to the information that a public entity discloses about its reportable segments and addresses the request for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments. During the year ended December 31, 2025, NWIA did not have any separate operating segments unrelated to its overall business of operating as an Introducing Broker Dealer in securities.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Mutual fund and broker commissions are generated when the Company buys and sells securities on behalf of its customers and clients. These commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer and client). The Company's performance obligation is satisfied on the trade date, as that is when the underlying financial instrument or purchaser is identified as well as when the risks and awards of ownership are transferred to or from the customer and client.

Investment advisor fees are provided on a daily basis. These advisor fees are based on an agreed upon percentage applied to the customers assets under management. The performance obligation for providing the advisor services are satisfied at the time that the service is provided to the customer. Such fees are received on a quarterly basis and are recognized as revenue at that time as the related services are specifically provided in the period, which are distinct from the services provided in other periods.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington
NOTES TO FINANCIAL STATEMENTS

December 31, 2025

NOTE 4 – CRD ACCOUNT

NWIA maintains a CRD account which is used to settle fees charged to NWIA by FINRA. As of December 31, 2025, the Firm had a balance of $1,607.

NOTE 5 – COMMISSIONS RECEIVABLE

NWIA has receivables for commissions. All receivables are current and less than ninety days. Receivables are not collateralized. Total commissions as of December 31, 2025 were $7,520, respectively.

NOTE 6 – RISKS AND UNCERTAINITIES

As of the audit report date, the U.S. Federal Deposit Insurance Corporation (FDIC) provides full coverage up to $250,000 per depositor per ownership category on deposit accounts at FDIC-insured institutions. As of December 31, 2025, the Company had no uninsured deposits held at corresponding financial institutions.

NOTE 7 – DEPOSIT WITH CLEARING AGENT

NWIA maintains a deposits account with StoneX Financial Inc. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $15,000.

NOTE 8 – COMMON STOCK

As of December 31, 2025, there were 100,000 shares authorized and 33,333 issued and/or outstanding.

NOTE 9 – LEASES

NWIA leases office space through December 2025 under a non-cancelable lease agreement The recognition of the right of use asset and liability was as of January 1, 2021 and is based on the present value of the future lease payments through December 31, 2025, when the lease will expire. The discount rate used in the present value of the future lease payments is estimated to be 3.25%. The terms of the lease are personally guaranteed by the stockholder.

For the year ended December 31, 2025, rental payments for this office space totaled $17,800, which included base rent plus storage.

NOTE 9 – LEASES(continued)

NWIA entered into a new lease agreement through December 2030. Future minimum rental payments under the lease agreement for the year ending December 31, 2025 are as follows:

2026	22,476
2027	23,148
2028	23,844
2029	24,564
2030	25,296

In August 2020, NWIA entered into sublease agreements of office space on a month-to-month basis. The sublease agreement is accounted for as a reduction of rental expense. For the year ended December 31, 2025, sublease proceeds totaled $2,400.

NOTE 10 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, NWIA is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2025, NWIA had net capital and net capital requirements of $228,830 and $5,000, respectively. NWIA's net capital ratio (aggregate indebtedness to net capital) was 0.05 to 1. According to Rule 15c3-1, NWIA's net capital ratio shall not exceed 15 to 1.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company at December 31 2025, has no unfulfilled contract, commitments, or contingencies.

NOTE 12 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

SCHEDULE I

NORTHWEST INVESTMENT ADVISORS, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2025

CREDIT:

Total stockholder's equity	$	232,390

DEBITS:

Nonallowable assets:

Central registration depository account	1,607
Prepaid expenses	1,953
Total debits	3,560

NET CAPITAL 228,830

Minimum requirement of 6-2/3% of aggregate indebtedness of
$10,415 or $5,000, whichever is greater 5,000

Excess net capital	$	**223,830**

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses		10,415
Aggregate indebtedness	$	**10,415**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL **0.05 to 1**

NOTE: There are no material differences between the above computation of net
capital and the corresponding computation as submitted by the Company
with the unaudited Form X-17A-5 as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED

505 NORTH MUR-LEN ROAD

OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Northwest Investment Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northwest Investment Advisors, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Northwest Investment Advisors, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the Customer Protection Rule) and (2) Northwest Investment Advisors, Inc. stated that Northwest Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Northwest Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements, as well as the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northwest Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Olathe, Kansas
March 24, 2026

NORTHWEST INVESTMENT ADVISORS, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2025

Northwest Investment Advisors, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

(2)   The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3)   The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company: and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

L M. Shl

Signature

President
_____
Title

See Report of Independent Registered Public Accounting Firm on Exemption Report.